Exhibit (h)(7)

EXHIBIT A

CONTRACTUAL AGENCY AGREEMENT FEE SCHEDULE

(Effective February 1, 2009)

Annual service charge for each account

1/12th of the annual service charge shall be charged and payable each month. It will be charged for any account which at any time during the month had a share balance in the fund.

Account Type	Retail = Per Account Charges	Retirement Channel = Asset Based Fee (bps) + Per Account Charge
Open Networked Level 3	$20.99	N/A
Open Accounts Other than Networked Level 3	$24.09	N/A
Open Wholesale/Institutional Money Fund Accounts	$35.55	N/A
Open Retirement Accounts	$3.91	ADP asset based charge up to 25 bps + DST per account charge of $3.91 for Flex accounts.[1]
Open Closed-end Accounts	$18.95	N/A
Closed Accounts (including Wholesale Money closed accounts)	$0.29	$0.29 per account; from DST charge

Definitions:

➢	Open / Closed Accounts – refers to whether the account is open or closed. There is a requirement to maintain closed accounts on the TA system for up to 18 months for tax reporting purposes.
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Network Levels – refer to the level of account servicing responsibilities that apply to the funds’ Transfer Agent versus the brokerage firm. There are five matrix levels, and each denotes the level of activity that can occur between the shareholder and the fund or the shareholder and the brokerage firm.

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Networked Level 3 accounts - are those accounts where the broker is providing the most services to the shareholder (relative to other network levels) and shareholders do not interface directly with the fund, although the account is disclosed on DST’s system.

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Accounts Other than Networked Level 3 accounts (or Non Networked Level 3) – are either accounts that are not networked at all or are a Networked Level 0, 1, 2 or 4 account. This category includes direct-sold accounts not distributed through intermediaries (known as “Regular” accounts), and IRA accounts.

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1 ADP assets will be charged their respective basis point fees, (35 basis points for the majority of funds although certain funds’ fees range from 3-25 basis points) but can not exceed 25 bps. In addition, Flex accounts are charged $3.91 per account. This charge is indexed to an inflation measure and may increase each year.

➢	Wholesale/Institutional Money Funds’ accounts – are accounts in Money Fund classes where Deutsche Asset Management is not the primary distributor.
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Retail Accounts – are accounts that are not serviced on ADP’s recordkeeping system. Retail accounts include IRA accounts and accounts in Money Funds where DWS Investments Distributors Inc. is the primary distributor.

➢	Retirement Channel – accounts serviced on ADP’s recordkeeping system, i.e. legacy Omniplus or Kemflex platforms.

Out of pocket expenses shall be reimbursed by the Funds to DWS Investments Service Company or paid directly by the Funds. Such expenses are listed on Attachment I, to this fee schedule.